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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	219381100	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Richard M. Osborne Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		92,732

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		92,732

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

92,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 219381100	Page 3 of 5
Introduction.
     This Amendment No. 2 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust (the “Trust”), relating to the acquisition of shares of common stock, par value $5.00 per share (the “Shares”), of Corning Natural Gas Corporation, a New York corporation (“Corning”). Richard M. Osborne is the sole trustee of the Trust.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by the Trust were acquired for an aggregate purchase price of approximately $150,929 (excluding commissions) with funds of the Trust.
Item 4. Purpose of Transaction.
     As noted in Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2006, Mr. Osborne continues to acquire additional Shares of Corning because he believes that they are undervalued. On July 19, 2006, Corning filed a Preliminary Proxy Statement on Schedule 14A with the SEC (the “Proxy Statement”) relating to the special meeting of stockholders of Corning to consider and vote on a proposed Agreement and Plan of Merger in which Corning would be acquired by C&T Enterprises, Inc. (the “Merger”). Mr. Osborne believes that the consideration proposed in the Merger does not represent adequate value for the stockholders of Corning and is troubled by the apparent conflict of interests of Thomas K. Barry, Corning’s President and Chief Executive Officer, and Kenneth J. Robinson, the company’s Executive Vice President. Accordingly, Mr. Osborne intends to vote all of the Shares owned by the Trust against the Merger at the special meeting.
     The Trust and Mr. Osborne may decide to solicit proxies in connection with the special meeting and specifically reserve their right to do so. However, this Amendment No. 2 to Schedule 13D is not and should not be deemed to be a solicitation of proxies or consents with respect to any meeting of Corning’s stockholders. Any such solicitation by the Trust or Mr. Osborne will be made only pursuant to separate proxy or solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

CUSIP No. 219381100	Page 4 of 5
Item 5. Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by Corning, there are 506,918 Shares outstanding.
     The Trust beneficially owns 92,732 Shares, or 18.3% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares held by the Trust.
     (b) Mr. Osborne, as sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares held by the Trust.
     (c) Since the filing its Amendment No. 1 to Schedule 13D, the Trust purchased 9,499 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)

8/01/06	200	$15.00
8/07/06	1,800	$15.50
8/08/06	1,500	$15.85
8/14/06	4,399	$16.10
8/14/06	900	$15.95
8/14/06	500	$15.75
8/14/06	200	$16.00

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 21, 2006

RICHARD M. OSBORNE TRUST
/s/ Richard M. Osborne
Richard M. Osborne, Trustee